Exhibit 99.1

Bitdeer Reports Unaudited Financial Results for the Second Quarter of 2026

August 10, 2026

SINGAPORE, August 10, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for Bitcoin mining and AI infrastructure, today released its unaudited financial results for the second quarter ended June 30, 2026.

Q2 2026 Financial1 Highlights

All amounts compared to Q2’25 unless otherwise noted

●	Total revenue was US$228.8 million vs. US$155.6 million.

●	Cost of revenue was US$237.3 million vs. US$143.6 million.

●	Gross loss was US$8.5 million vs. gross profit US$12.0 million.

●	Net loss was US$92.3 million vs. US$62.9 million.

●	Adjusted EBITDA[2] was US$31.1 million vs. US$4.6 million.

●	Cash, cash equivalents and restricted cash were US$496.3 million as of June 30, 2026.

●	Digital assets and digital assets - receivable balance: US$196.9 million as of June 30, 2026.

Management Commentary

“The second quarter reflected steady progress across our platform. Earlier this month, we converted a meaningful portion of our power portfolio into long term, contracted revenue with the Tydal, Norway agreement, our first large-scale proof point for the colocation strategy we plan to continue to build upon”, said Michael G. Potter, Chief Financial Officer. “Our AI Cloud revenue continues to scale, alongside our mining business as our SEALMINER fleet comes online. Together, these results show the advantage of owning the fully integrated vertical stack, from power, to hardware, and infrastructure.”

[1]	Effective January 1, 2026, the Company transitioned from IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) to generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements for prior periods have been recast to conform to U.S. GAAP.
[2]

“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based compensation expense, share of earnings (losses) from equity method investments, change in fair value of digital assets held for operations, change in fair value of digital assets-settled receivable and payable, change in fair value of digital assets - receivable, change in fair value of digital assets loan, change in fair value of derivative instruments, net gains (losses) on disposal of property, plant and equipment and other net gains (losses).

Operational Summary

	Three Months Ended June 30
Metric	2026	2025
Hash Rate Metrics:
Self-Mining (Operated in self-owned datacenters)	73.0	16.5
Other Proprietary Hash Rate[3]	4.9	0.2
Hosting[4]	8.2	13.9
Total Hash Rate under Mgmt.[5] (EH/s)	86.1	30.6

Co-Mining (Operated in 3rd party datacenters)	15.9	-

Mining Rig Metrics:
Self-Mining[6]	243,000	114,000
Hosted	46,000	86,000
Total Mining Rigs under Mgmt.	289,000	200,000

Co-Mining[7]	56,000	-

BTC Mined[8]	2,694	565
BTC Held[9]	150	1,502
Total Power Usage (MWh)	2,537,000	1,180,000
Average cost of electricity ($/MWh)	$44	$43
Average miner efficiency (J/TH)	15.8	25.7

[3]	Other Proprietary Hash Rate includes the hashrate from Bitdeer’s cloud hashrate business, mining rigs delivered in the crypto mining datacenters but not deployed and the mining rigs temporarily offline due to limited economic benefit.
[4]	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.
[5]	Total hash rate under management across Bitdeer’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.
[6]	Self-Mining (Operated in self-owned datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in self-owned datacenters.
[7]	Co-mining (Operated in 3rd party datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in third-party datacenters.
[8]	Bitcoins mined Includes BTC from self-mining operations and BTC from co-mining operations.
[9]	Bitcoins held does not include Bitcoins from customer deposits.

Power Infrastructure Summary (As of 7/31/2026)

Site		(MW) Capacity	Ready for Service time[10]	Planned Usage	Construction Update
Online Electrical Capacity:
1)	Rockdale, TX	563	Online	Crypto to Colocation / AI Cloud	In active evaluation of AI transition
2)	Knoxville, TN	86	Q3’27	Crypto to AI Cloud	To meet customer demand for larger scale deployments, we have fully redesigned the project, with overall completion now targeted for Q3 ’27.
3)	Wenatchee, WA	13	To be updated	Crypto to AI Cloud	AI data center design documents and building permit application submitted for approval. Core equipment is being delivered in succession, and the mining datacenter has been removed. We plan to change the design to accommodate the latest NVIDIA GPUs.
4)	Molde, Norway	84	Online	Crypto and in early assessment of converting to AI Cloud
5)	Tydal, Norway – phase 1	66.5	Q4’26	Colocation	$4.7 Billion, 16-Year AI/HPC Data Center Lease with Volta. 121 IT MW will be configured to run NVIDIA GPUs for the end customer, a leading AI lab.
6)	Tydal, Norway – phase 2	66.5	Q1’27	Colocation
7)	Tydal, Norway – phase 3	47	H2’27	Colocation / AI Cloud	Bitdeer is developing two additional data halls, totaling 47 MW gross for future AI / HPC use cases.
8)	Gedu, Bhutan	100	Online	Crypto
9)	Jigmeling, Bhutan	500	Online	Crypto
10)	Oromia Region, Ethiopia	50	Online	Crypto
11)	Massillon, OH	174	Online	Crypto
12)	Cyberjaya, Malaysia[11]	2	Online	AI Cloud

Online Electrical Subtotal:		1,752

[10]	Indicative timing for completion of power, or where substation power is already available, completion of the engineering required to make it usable and commissioned, independent of tenant equipment delivery. All timing references are to calendar quarters and years, and these forward-looking estimates remain subject to delays and risks

Pipeline Electrical Capacity:
1)	Massilon, OH	21 / 26	Q3’26	Crypto	Due to delivery delays for key electrical components, 21 MW is expected to be energized in phases during Q3’26. Reconstruction of the two fire-damaged buildings (26MW) is currently underway and expected to be rebuilt and energized by the end of Q3’26. A significant portion of the reconstruction cost has now been successfully recovered through the supplier’s insurance.
2)	Clarington, OH	570	To be updated	Colocation / Crypto	570 MW of power under contract with a local utility. Timing of power availability and construction may be affected by ongoing legal proceedings filed by a neighboring company, American Heavy Plate Solutions, LLC., which is under extensive influence from MHR, a New York based PE firm founded by Mark H. Rachesky. Design and other preparation work continues.
3)	Weathersfield, OH (formerly referred to as “Niles”)	300	Q4’28	Colocation / AI Cloud	300 MW grid-interconnected development site, with target energization in Q4’28. The project includes 41.8 acres of owned land and a transmission line extension agreement with a local utility company
4)	Rockdale, TX	179	2026	Crypto / Colocation / AI Cloud	In Planning
5)	Fox Creek, Alberta, Canada	101	Q4’27	Crypto	101 MW site acquired, fully licensed and permitted for the construction of an on-site natural gas power plant. Energization time is now expected for Q4 2027. Data center design accommodating both AIDC and crypto is currently underway, following the power plant groundbreaking in June 2026.
6)	Cyberjaya, Malaysia	9.5	Q4’26	AI Cloud	In Progress
7)	Johor Bahru, Malaysia[11]	21.7	Q1’27	AI Cloud	10-year lease agreement signed for new data center to provide 21.7 IT MW, with handover to Bitdeer expected Q1’27. Facility planned to support deployment of 128 NVIDIA GB300 NVL72 systems.
Pipeline Electrical Subtotal:		1,228.2
Total Global Electrical Capacity:		2,980.2

[11]	Capacity under lease arrangement

Financial MD&A

Effective January 1, 2026, the Company transitioned from IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) to generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements for prior periods have been recast to conform to U.S. GAAP.

All variances reflect current quarter compared to the same quarter last year. All figures in this section are rounded12.

Q2 2026 High-Level P&L and Disaggregated Revenue Details:

US $ in millions	Three Months Ended
	30-June-26	31-Mar-26	30-June-25
Total revenue	228.8	188.9	155.6
Cost of revenue	(237.3)	(228.0)	(143.6)
Gross profit (loss)	(8.5)	(39.0)	12.0
Net loss	(92.3)	(159.5)	(62.9)
Adjusted EBITDA	31.1	14.4	4.6
Cash, cash equivalents and restricted cash	496.3	297.7	318.9

US $ in millions	Three months ended June 30, 2026
Business line	Self-mining	Co-mining	AI Cloud	Cloud hash rate	General hosting	Membership hosting	Sales of SEALMINERs and Accessories
Revenue	168.4	25.0	14.0	3.7	2.8	12.8	0.4
Cost of revenue
Including:
- Electricity cost in operating mining rigs	(84.7)	(13.3)	-	(1.8)	(2.3)	(9.4)	-
- Depreciation and SBC expenses	(79.8)	(12.7)	(4.0)	(1.7)	(0.2)	(1.1)	-
- Cost of products sold	-	-	-	-	-	-	(0.2)
- Other costs	(6.5)	(2.9)	(12.3)	(0.3)	(0.2)	(1.0)	-
Total cost of revenue	(171.0)	(28.8)	(16.3)	(3.8)	(2.8)	(11.6)	(0.2)
Gross profit (loss)	(2.7)	(3.9)	(2.3)	(0.1)	-	1.3	0.1

[12]	Figures may not add due to rounding.

US $ in millions	Three months ended June 30, 2025
Business line	Self-mining	AI Cloud	Cloud hash rate	General hosting	Membership hosting	Sales of SEALMINERs and Accessories
Revenue	59.3	1.3	-	9.3	14.6	69.5
Cost of revenue
Including:
- Electricity cost in operating mining rigs	(33.4)	-	-	(6.9)	(11.0)	-
- Depreciation and SBC expenses	(12.0)	(1.1)	-	(1.1)	(1.7)	-
- Cost of products sold	-	-	-	-	-	(60.0)
- Other costs	(9.9)	(0.9)	-	(1.2)	(1.9)	(0.6)
Total cost of revenue	(55.3)	(2.0)	-	(9.2)	(14.6)	(60.6)
Gross profit (loss)	4.0	(0.7)	-	0.2	(0.1)	8.9

Q2 2026 Management’s Discussion and Analysis (compared to Q2 2025)

Revenue

●	Total revenue was US$228.8 million vs. US$155.6 million.

●	Self-mining revenue was US$168.4 million vs. US$59.3 million, primarily due to the increase in the average self-mining hashrate for the quarter by 389.4% to 69.5EH/s from 14.2 EH/s in the prior year period, partially offset by a lower average Bitcoin price at which mining rewards were recognized.

●	Co-mining revenue was US$25.0 million, primarily contributed by 11.4 EH/s average mining hashrate for the second quarter of 2026.

●	AI Cloud revenue was US$14.0 million vs. US$1.3 million.

●	Cloud Hash Rate revenue was US$3.7 million vs. Nil.

●	General Hosting revenue was US$2.8 million vs. US$9.3 million.

●	Membership Hosting revenue was US$12.8 million vs. US$14.6 million.

●	SEALMINER sales revenue was US$0.4 million vs. US$69.5 million.

Cost of Revenue

●	Cost of revenue was US$237.3 million vs. US$143.6 million. The increase was primarily driven by higher electricity and depreciation costs as a significant number of new mining rigs came online and a slightly higher per unit power cost. Additionally, the staff cost, AI cloud service fee, and hosting fees for the Co-mining business increased with the growth of these businesses.

Gross loss and Margin

●	Gross loss was US$8.5 million vs. gross profit US$12.0 million.

●	Gross margin was -3.7% vs. 7.7%.

Operating Expenses

●	The sum of the operating expenses below was US$72.6 million vs. US$42.2 million.

o	Selling expenses were US$2.2 million vs. US$1.6 million. The increase was primarily due to a US$0.6 million increase in advertising expenses for our AI business and a US$0.3 million increase in staff costs, driven by an increase in headcount.

o	General and administrative expenses were US$34.3 million vs. US$20.0 million. The increase was primarily due to a US$6.8 million increase in staff costs, driven by an increase in general and administrative headcounts, and a US$4.8 million increase in consulting fees for general corporate management and compliance activities.

o	Research and development expenses were US$36.1 million vs. US$20.6 million, primarily due to a one-off incremental development expense and a US$3.2 million increase in staff costs driven by higher headcount, partially offset by a US$2.6 million decrease in share-based payment expenses.

●	Loss on change in fair value of digital assets held for operations was US$4.6 million vs. gain of US$40.7 million.

●	In Q2 2026, we recorded other operating expenses of US$16.0 million, primarily comprising net loss of US$17.2 million on disposal of property and net gain of US$1.4 million on the change in fair value of digital assets-settled receivables and payables. In Q2 2025, we recorded other operating expenses of US$5.9 million, primarily comprising net loss of US$5.7 million on the change in fair value of digital assets-settled receivables and payables.

Non-operating items

●	Net interest expenses were US$31.1 million vs. US$9.6 million, primarily due to increased borrowing through the convertible senior notes and borrowing from a related party.

●	In Q2 2026, we recorded US$14.8 million gain on change in fair value of digital assets loan. This is a fair value change of our loan in digital assets in connection with our loan from a related party mainly due to the fluctuations of Bitcoin price.

●	In Q2 2026, we recorded gain on fair value changes of derivative instruments of US$13.0 million for our power purchase arrangements in Norway. In Q2 2025, we recorded loss of US$39.7 million for the convertible senior notes issued in August 2024 and Tether warrants, both of which were retired in 2025.

●	In Q2 2026, we recorded other net gains of US$4.5 million, primarily comprising US$4.3 million of compensation received from insurance to recover the Massillon site fire damage loss. In Q2 2025, we recorded other net losses of US$17.3 million, primarily a US$16.2 million loss on extinguishment of the convertible senior notes.

Net Loss

●	Net loss was US$92.3 million vs. US$62.9 million.

Adjusted Loss (Non-GAAP)13

●	Adjusted loss was US$96.0 million vs. US$30.9 million. The change was primarily due to the higher energy and depreciation costs, and higher interest expense, partially offset by the year-over-year higher revenue.

Adjusted EBITDA (Non-GAAP)2

●	Adjusted EBITDA was US$31.1 million vs. US$4.6 million. The year-over-year growth was primarily driven by significantly higher Self-mining and Co-mining hashrate as a result of the Company’s mass production and deployment of SEALMINERs, offset by higher operating expenses incurred.

Cash Flows

●	Net cash used in operating activities was US$158.5 million, primarily driven by electricity costs from the mining business, general corporate overhead and interest expense.

●	Net cash used in investing activities was US$68.4 million, which included US$266.0 million of capital expenditures, of which US$150.0 million was the payments for the production of SEALMINERs used for Self-mining and Co-mining businesses and US$116.0 million was for datacenter infrastructure construction, GPU equipment procurement and tariffs and freight for mining rigs delivered to the datacenters, and US$195.5 million of proceeds from the disposal of digital assets.

●	Net cash provided by financing activities was US$428.9 million, primarily driven by the net proceeds of a total US$517.3 million from our borrowings and ATM program, partially offset by US$90.0 million of repayments of borrowings.

[13]	“Adjusted income (loss)” is defined as income (loss) adjusted to exclude share-based compensation expense, share of earnings (losses) from equity method investments, change in fair value of digital assets held for operations, change in fair value of digital assets-settled receivable and payable, change in fair value of digital assets - receivable, change in fair value of digital assets loan, change in fair value of derivative instruments, net gains (losses) on disposal of property, plant and equipment and other net gains (losses).

Balance Sheets

As of June 30, 2026 (compared to December 31, 2025)

●	US$496.3 million in cash, cash equivalents and restricted cash, US$196.9 million in digital assets and digital assets receivables, and US$1.8 billion in borrowings.

●	US$295.2 million prepayments and other assets, decrease from US$723.0 million. The decrease was primarily driven by the delivery of raw materials and equipment procured for SEALMINERs mass production, upon which the related prepayments were realized as additions to property, plant and equipment, partially offset by new procurement prepayments made during the period.

●	Inventories decreased from US$252.0 million to nil, as inventories, primarily wafers, chips, WIP, and finished SEALMINERs designated for the Company’s Self-mining and Co-mining businesses, were reclassified to property, plant and equipment for the Company’s own use.

●	US$2.1 billion in property, plant and equipment, up from US$1.1 billion. The increase was mainly due to the reclassification of inventories, primarily wafers, chips, WIP, and finished SEALMINERs designated for the Company’s Self-mining and Co-mining businesses, to property, plant and equipment, as well as additional miner materials received for the mass production and deployment of SEALMINERs, and the ongoing construction and expansion of the Company’s datacenters.

Further information regarding the Company’s second quarter 2026 financial and operations results can be found on the SEC’s website https://sec.gov and the Company’s Investor Relations website https://ir.bitdeer.com.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for AI and Bitcoin mining infrastructure. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan, amongst other countries. To learn more, please visit https://ir.bitdeer.com/ or follow Bitdeer on X @BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
(US $ in thousands)	2026	2025
ASSETS
Current assets
Cash and cash equivalents	456,838	149,352
Restricted cash, current	33,214	22,366
Digital assets	34,762	85,488
Digital assets – receivables from a related party	162,171	135,558
Accounts receivable	38,889	31,374
Amounts due from related parties	9,659	9,654
Prepayments and other current assets	89,892	698,291
Inventories, net	-	251,999
Short-term investments	4,028	4,976
Derivative assets, current	17,011	-
Total current assets	846,464	1,389,058

Noncurrent assets
Restricted cash, noncurrent	6,236	6,159
Other noncurrent assets	205,262	24,681
Long-term investments, net	35,964	39,081
Operating lease right-of-use assets, net	104,055	104,725
Property, plant and equipment, net	2,098,296	1,086,275
Intangible assets, net	82,914	93,432
Goodwill	35,818	35,818
Derivative assets, noncurrent	2,506	-
Deferred tax assets	28,918	8,682
Total noncurrent assets	2,599,969	1,398,853
TOTAL ASSETS	3,446,433	2,787,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable	177,263	119,818
Accrued expenses and other current liabilities	54,180	54,964
Amounts due to a related party	5,225	4,340
Income tax payables	11,926	13,355
Derivative liabilities	6,530	-
Deferred revenue	55,682	64,391
Short-term borrowings	26,000	26,000
Current portion of long-term borrowings	99	13
Current portion of long-term borrowings from a related party	491,048	275,000
Current portion of operating lease liabilities	13,065	11,888
Total current liabilities	841,018	569,769

Noncurrent liabilities
Other noncurrent liabilities	3,799	2,413
Deferred revenue	59,565	63,255
Long-term borrowings	1,182,454	947,183
Long-term borrowings from a related party	142,083	246,831
Operating lease liabilities	97,531	98,468
Deferred tax liabilities	17,172	11,973
Total noncurrent liabilities	1,502,604	1,370,123
TOTAL LIABILITIES	2,343,622	1,939,892

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0000001 par value; 499,600,000,000 Class A ordinary shares and 200,000,000 Class V ordinary shares authorized; 227,382,323 Class A ordinary shares and 44,399,922 Class V ordinary shares issued and outstanding as of June 30, 2026, 191,152,162 Class A ordinary shares and 44,399,922 Class V ordinary shares issued and outstanding as of December 31, 2025)	*	*
Treasury shares, at cost (nil as of June 30, 2026 and 3,364,711 Class A ordinary shares as of December 31, 2025)	-	(35,990)
Additional paid-in capital	1,888,766	1,418,111
Accumulated deficit	(785,961)	(534,156)
Accumulated other comprehensive income	6	54
TOTAL SHAREHOLDERS’ EQUITY	1,102,811	848,019
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,446,433	2,787,911

*	Amount less than US$1,000

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Three months ended June 30,		Six months ended June 30,
(US $ in thousands)	2026	2025	2026	2025

Revenue	228,784	155,582	417,714	225,710
Cost of revenue	(237,310)	(143,601)	(465,281)	(217,699)
Gross profit (loss)	(8,526)	11,981	(47,567)	8,011

Selling expenses	(2,243)	(1,624)	(5,136)	(3,015)
General and administrative expenses	(34,314)	(19,962)	(58,906)	(35,240)
Research and development expenses	(36,051)	(20,568)	(56,250)	(79,572)
Change in fair value of digital assets held for operations	(4,600)	40,707	(28,628)	19,398
Other operating income (expenses)	(15,997)	(5,894)	(11,806)	(3,409)
Total operating expenses	(93,205)	(7,341)	(160,726)	(101,838)

Income (loss) from operations	(101,731)	4,640	(208,293)	(93,827)

Interest income	1,397	1,145	2,220	4,187
Interest expenses	(32,471)	(10,731)	(62,810)	(19,063)
Change in fair value of digital assets - receivable	(155)	-	(16,307)	-
Change in fair value of digital assets loan	14,846	-	23,809	-
Change in fair value of derivative instruments	12,988	(39,652)	12,988	165,352
Foreign exchange gains (losses)	(1,722)	1,846	(2,367)	3,449
Other net gains (losses)	4,493	(17,324)	(12,649)	(18,776)
Income (loss) before taxation	(102,355)	(60,076)	(263,409)	41,322
Income tax benefit (expense)	11,707	(3,090)	15,121	3,523
Share of earnings (losses) from equity method investments	(1,630)	229	(3,517)	(2,467)
Net income (loss)	(92,278)	(62,937)	(251,805)	42,378

Net income (loss) per share (in US$)
Basic	(0.37)	(0.32)	(1.05)	0.22
Diluted	(0.37)	(0.32)	(1.05)	(0.57)
Weighted average number of shares outstanding (thousand shares)
Basic	246,307	193,970	239,886	192,095
Diluted	246,307	193,970	239,886	204,683

Other comprehensive income (loss)
Net income (loss)	(92,278)	(62,937)	(251,805)	42,378
Other comprehensive income (loss) for the period
- Foreign currency translation adjustments	(630)	(17)	(48)	149
Other comprehensive income (loss) for the period, net of tax	(630)	(17)	(48)	149
Total comprehensive income (loss) for the period	(92,908)	(62,954)	(251,853)	42,527

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
(US $ in thousands)	2026	2025	2026	2025

Net cash used in operating activities	(158,523)	(336,752)	(505,417)	(622,025)

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(265,994)	(111,480)	(359,740)	(157,205)
Purchase of short-term investments	-	(1,000)	-	(1,000)
Purchase of long-term investments	-	(200)	(400)	(332)
Proceeds from disposal of short-term investments	900	-	900	-
Proceeds from disposal of property, plant and equipment	1,114	-	1,688	-
Purchase of digital assets	-	-	-	(18,159)
Proceeds from disposal of digital assets	195,549	100,068	402,392	112,351
Cash paid for the site and gas-fired power project in Alberta, Canada	-	(11)	-	(21,881)
Net cash used in investing activities	(68,431)	(12,623)	44,840	(86,226)

Cash flows from financing activities
Proceeds from borrowings	594	17,472	26,594	17,472
Repayment of borrowings	(8)	(4)	(26,008)	(4)
Borrowings from a related party	60,000	180,000	210,000	180,000
Repayment of borrowings to a related party	(90,000)	(7,083)	(149,000)	(7,083)
Proceeds from exercise of share-based awards	2,431	1,135	2,501	1,665
Proceeds from issuance of shares for exercise of share warrant	-	50,000	-	50,000
Proceeds from issuance of ordinary shares	463,751	-	491,934	121,837
Transaction costs for the issuance of ordinary shares	(7,011)	-	(7,433)	(3,434)
Repurchase of ordinary shares	-	(9,000)	(4,000)	(30,010)
Proceeds from convertible senior notes, net of transaction costs	(877)	364,311	363,625	363,192
Repayments made in connection with the extinguishment of convertible senior notes	-	(33,783)	(93,046)	(33,783)
Purchase of zero-strike call option in connection with convertible senior notes	-	(129,607)	(33,713)	(129,607)
Net cash provided by financing activities	428,880	433,441	781,454	530,245

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,332)	1,180	(2,466)	3,281
Net increase in cash, cash equivalents and restricted cash	198,594	85,246	318,411	(174,725)
Cash, cash equivalents and restricted cash at the beginning of the period	297,694	233,655	177,877	493,626
Cash, cash equivalents and restricted cash at the end of the period	496,288	318,901	496,288	318,901
Supplemental disclosures of material non-cash investing and financing activities:
Operating lease right-of-use assets and leasehold land obtained in exchange for operating lease liabilities	5,625	7,981	5,625	17,165
Prepayments realized as additions to property, plant and equipment and intangible assets	215,977	-	208,893	5,846
Liabilities assumed in connection with acquisition of property, plant and equipment and intangible assets	16,871	14,618	13,280	15,753
Transfer of inventory to property, plant and equipment	613,042	38,740	796,930	146,788
Cancellation of repurchased treasury shares	-	29,967	35,990	29,967
Issuance of Class A ordinary shares in connection with conversion of convertible senior notes	-	112,951	-	112,951
Borrowings from a related party in digital assets	106,922	-	316,553	-
Repayment of borrowings from a related party in digital assets	142,351	-	242,444	-
Digital assets placed as collateral for borrowings from a related party	105,861	-	357,600	-
Return of digital assets placed as collateral for borrowings from a related party	153,500	-	314,681	-

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP measures, adjusted EBITDA and adjusted income (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based compensation expense, share of earnings (losses) from equity method investments, change in fair value of digital assets held for operations, change in fair value of digital assets-settled receivable and payable, change in fair value of digital assets - receivable, change in fair value of digital assets loan, change in fair value of derivative instruments, net gains (losses) on disposal of property, plant and equipment and other net gains (losses), and defines adjusted income (loss) as income (loss) adjusted to exclude share-based compensation expense, share of earnings (losses) from equity method investments, change in fair value of digital assets held for operations, change in fair value of digital assets-settled receivable and payable, change in fair value of digital assets - receivable, change in fair value of digital assets loan, change in fair value of derivative instruments, net gains (losses) on disposal of property, plant and equipment and other net gains (losses).

The Company presents these non-GAAP financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s loss for the periods, as determined in accordance with GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of income (loss) for the relevant period to adjusted EBITDA and adjusted loss, for the three months ended June 30, 2026 and 2025.

BITDEER GROUP UNAUDITED NON-GAAP ADJUSTED EBITDA AND ADJUSTED INCOME (LOSS) RECONCILIATION

	Three months ended June 30,		Six months ended June 30,
(US $ in thousands)	2026	2025	2026	2025

Adjusted EBITDA
Net income (loss)	(92,278)	(62,937)	(251,805)	42,378
Add：
Depreciation and amortization	107,729	22,848	202,596	44,952
Income tax (benefit) expense	(11,707)	3,090	(15,121)	(3,523)
Interest income	(1,397)	(1,145)	(2,220)	(4,187)
Interest expenses	32,471	10,731	62,810	19,063
Share-based compensation expense	6,398	10,170	13,527	20,574
Share of (earnings) losses from equity method investments	1,630	(229)	3,517	2,467
Change in fair value of digital assets held for operations	4,600	(40,707)	28,628	(19,398)
Change in fair value of digital assets-settled receivables and payables	(1,409)	5,741	(6,468)	3,190
Change in fair value of digital assets - receivable	155	-	16,307	-
Change in fair value of digital assets loan	(14,846)	-	(23,809)	-
Change in fair value of derivative instruments	(12,988)	39,652	(12,988)	(165,352)
Net losses on disposal of property, plant and equipment	17,240	67	17,870	68
Othernet (gains) losses	(4,493)	17,324	12,649	18,776
Total of Adjusted EBITDA	31,105	4,605	45,493	(40,992)

Adjusted Loss
Net income (loss)	(92,278)	(62,937)	(251,805)	42,378
Add：
Share-based compensation expense	6,398	10,170	13,527	20,574
Share of (earnings) losses from equity method investments	1,630	(229)	3,517	2,467
Change in fair value of digital assets held for operations	4,600	(40,707)	28,628	(19,398)
Change in fair value of digital assets-settled receivables and payables	(1,409)	5,741	(6,468)	3,190
Change in fair value of digital assets - receivable	155	-	16,307	-
Change in fair value of digital assets loan	(14,846)	-	(23,809)	-
Change in fair value of derivative instruments	(12,988)	39,652	(12,988)	(165,352)
Net losses on disposal of property, plant and equipment	17,240	67	17,870	68
Other net (gains) losses	(4,493)	17,324	12,649	18,776
Total of Adjusted Loss	(95,991)	(30,919)	(202,572)	(97,297)

For investor and media inquiries, please contact:

Investor Relations

Tesh Dahya, Head of Investor Relations

tesh.dahya@bitdeer.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com